Filed by: Enel Chile S.A. (Commission File No. 001-37723)

pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)
Form F-4 Registration No. 333-221156

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD OF DIRECTORS.

Santiago, November 14, 2017

Enel Chile Board of Directors’ Collective Pronouncement on the Corporate Reorganization of Enel Chile S.A

The Board of Directors of Enel Chile S.A. (“Enel Chile” or the “Company”) in its extraordinary session held today has unanimously resolved to issue this collective pronouncement in accordance with Article 14 bis  of the Company’s Bylaws.  This Article states that “all acts or contracts entered into by the Company with its majority shareholders, its Directors or Executives or with parties related to these, shall be previously approved by two-thirds of the Board of Directors and appear in the corresponding minutes” and additionally gives full and complete compliance with the requirements of Rule 13e-3 under the U.S. Securities Exchange Act of 1934, as amended, by including, in this document, the pronouncement entitled “Fairness Determination” that will be explained with further detail later in this document.

A. Parameters applicable to the Reorganization and the Pronouncement in accordance will Article 14 bis of Enel Chile S.A. Bylaws

Having examined the development of Enel Chile’s reorganization project and the most relevant information available regarding such transaction, including: a) the report of the independent evaluator appointed by the Board pursuant to article 147 of the Corporations Law, Larraín Vial Servicios Profesionales Limitada; b) the report of the independent evaluator appointed by the Directors’ Committee, Econsult, pursuant to article 147 of the Corporations Law; c) the report of the independent appraiser, Oscar Molina, appointed by the Board to inform them on the value of the merging companies, Enel Chile and Enel Green Power Latin America S.A., and the exchange ratio between the shares of such companies; d) the Directors’ Committee Report regarding the transaction pursuant to article 50 bis of the Corporations Law; e) the individual opinions of the Company’s directors pursuant to article 147 of the Corporations Law; e) the reports by the independent evaluators appointed by the Board of Directors and the Directors’ Committee of Enel Generación Chile S.A. (“Enel Generación”), Banchile and Asset Chile, respectively; f) the expert report by the independent appraiser, Felipe Schmidt, appointed by Enel Green Power Latin America S.A. to inform them on the value of the merging companies, Enel Chile and Enel Green Power Latin America S.A., and the exchange ratio between the shares of such companies; g) the determination and approval of the Terms of the Reorganization by the Enel Chile’s Board of Directors in compliance with the requirements of article 155(a) of the Corporations Law, which includes the goals and expected benefits of the merger; h) the review and approval of the proposed amendments to the bylaws related to the capital increase required by the merger and the public tender offer for Enel Generación shares; i) the approval to use Enel Chile’s Audited Consolidated Financial Statements as of September 30, 2017, the related Notes, Management’s Earnings Analysis, Income Statement and Significant Events and the respective opinions of External Auditors; j) the approval of the Enel Chile’s pro forma Consolidated Financial Statements as of September 30, 2017 and the related notes, and having thoroughly studied and analyzed the transaction, the Board of Directors believes that the reasonable parameters to justify the implementation of the Reorganization, within the terms and conditions disclosed through Significant Events dated August 25 and August 26, 2017, are as follows:

With respect to the Public Tender Offer (PTO) for Enel Generación shares:

-       PTO Price: Ch$ 590 per Enel Generación share

-       Price of newly issued shares of Enel Chile in the capital increase: Ch$ 82 per Enel Chile share

-       Based on the prices described above, an implicit exchange ratio of 7.19512 shares of Enel Chile for each share of Enel Generación

-       Based on the above, a PTO price equal to Ch $590 per Enel Generación share, 40% of such PTO price would be applied to subscribe for newly issued Enel Chile shares (assuming the exchange ratio is 7.19512 shares of Enel Chile for each share of Enel Generación) and 60% of the PTO price would be received in cash by the shareholders of Enel Generación that accept the PTO.

With respect to the Merger:

-       An exchange ratio equal to 15.80 Enel Chile shares for each Enel Green Power Latin America S.A. share, which is within the ranges determined by the independent evaluators and appraisers referred to above.

Within these parameters, which are all consistent with the conclusions reached by all independent evaluators and appraisers involved in the transaction, Enel Chile’s Board of Directors unanimously issues this pronouncement stating that the transaction’s terms and conditions are in line with market prices (“fair”) and in the best interest of Enel Chile.  The Board takes note that this pronouncement is performed in accordance with Article 14 bis of the Company’s Bylaws and therefore, without prejudice to the requirement under the Corporations Law that Enel Chile’s shareholders’ must also approve the transaction.

B. Commitments

We have been informed that Enel SpA (hereafter “Enel SpA”) and its related companies have committed to develop and manage their non-conventional renewable energy business in Chile exclusively through the subsidiaries of Enel Chile S.A.

The related party transactions subject to Title XVI of the Corporations Law, which involve Enel SpA and its affiliated companies on the one hand, and Enel Generación, on the other hand, and are considered material by Enel Chile, must be examined by the Board of Directors to verify they are carried out on arm’s length terms at the time of approval by Enel Generación, all in compliance with Resolution N° 667/2002 of the Honorable Resolution Commission (the former Chilean antitrust authority) and provided it does not interfere with the normal operations of Enel Generación.

C. Fairness Determination under Rule 13e-3 under the U.S. Securities Exchange Act of 1934, as amended

CONSIDERING

The public tender offer of shares (the “PTO”) to purchase all outstanding shares of Enel Generación Chile S.A. (“Enel Generación”) that are not held by the Company and to purchase of the American Depositary Shares ("ADS") of Enel Generación, as part of the reorganization transaction (the “Reorganization”) that involves: (i) the PTO, which includes as a condition that all Enel Generación shareholders who accept the PTO must subscribe for ordinary shares of the Company using a portion of the cash payment they receive for selling their Enel Generación shares in the PTO (the “Subscription Condition”), (ii) a capital increase of Enel Chile – and the respective shareholders’ pre-emptive subscription right – required to issue sufficient shares to satisfy the Subscription Condition, and (iii) the merger of Enel Green Power Latin America S.A. ("EGPL") with and into the Company (the “Merger”), which may be considered a “going private transaction”. This is a transaction that may lead to Enel Generación’s delisting from the stock exchanges in which its shares currently trade or in a significant reduction of its minority shareholders as defined by Rule 13e-3 under the U.S. Securities Exchange Act of 1934, as amended;

Rule 13e-3 requires that Enel Chile’s Board of Directors, as the offeror in the PTO, and its controlling shareholders, Enel SpA and Enel South America S.R.L., and also Enel Generación’s Board of Directors, as the target company in the PTO, issue a pronouncement declaring whether they reasonably believe that the Reorganization (including the PTO and the Merger) is substantively and procedurally “fair” to the Enel Generación shareholders, other than Enel Chile S.A., Enel SpA, Enel South America S.R.L and other affiliates of Enel Generación (the “unaffiliated shareholders”), that participate in the PTO;

The Board of Directors has reviewed the financial statements of the Company, of Enel Generación and of EGPL as of September 30, 2017 and the reports by independent appraisers and independent evaluators required by Chilean law applicable to the Reorganization;

The Board of Directors has considered and discussed a number of factors that support the substantive and procedural fairness of the Reorganization to the unaffiliated shareholders of Enel Generación, as well as certain negative factors;

Enel Chile’s Board of Directors, after discussing and analyzing every factor considered relevant, has unanimously resolved to pronounce that it reasonably believes the Reorganization (including the PTO and the Merger) is substantively and procedurally fair to the unaffiliated shareholders of Enel Generación that participate in the PTO.